SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 3Q11

Analysis of Results

Net Revenue totaled R$1,715.3 million in 3Q11, up by 24% from R$1,381.1 million in 3Q10. This increase was sustained by subscriber base growth and increased sales of higher value-added products.

EBITDA (earnings before interest, tax, depreciation and amortization) stood at R$486.2 million  in 3Q11, up by 32% from R$369.0 million in 3Q10.

Net Income fell by 67%, from R$71.8 million in 3Q10 to R$23.6 million in this quarter, chiefly due to the exchange rate variation in the period.

Gross Debt, which includes principal and interest, ended the quarter at R$2,113.0 million, down by 4% from R$2,204.1 million in 3Q10, chiefly due to the prepayment of Perpetual Bonds in the second quarter of 2011.

On October 5, 2011, NET, Claro and Embratel joined forces to transform the offering of telecommunications and entertainment in Brazil. They integrated their networks to launch Combo Multi, the most complete convergent offering of fixed and mobile services in country, combining high-definition pay TV, on-demand video, fixed and mobile broadband, fixed and mobile telephony and access to Wi-Fi networks at home or in public places.

The Company signed an agreement with the São Paulo Stock Exchange (BM&FBovespa) to join the Special Corporate Governance Practices Level 2. This listing segment was created to differentiate a select group of companies that undertake to adopt special corporate governance practices. The Company’s annual and quarterly financial statements comply with the additional requirements made by BM&FBovespa. Pursuant to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, Level 2 regulations, Brazilian Law of Corporations, rules issued by the National Monetary Council, Central Bank of Brazil, and the Securities and Exchange Commission of Brazil, BM&FBovespa regulations and other rules applicable to the capital markets in general, shall be resolved through arbitration to be conducted in accordance with the Regulations of the Market Arbitration Chamber, constituted by BM&FBovespa (Arbitration Clause).

 Quarterly Financial Information

 (unaudited)

Net Serviços de Comunicação S.A.

 September 30, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Quarterly Financial Information

(unaudited)

September 30, 2011

Index

Independent auditor’s review report	1

Income statement	3
Balance sheet	5
Statement of changes in equity	7
Cash flow statements	8
Statement of value added	9
Notes to interim financial information	11

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended September 30, 2011, comprising the balance sheet as at September 30, 2011 and the related income statement for the three and nine-month periods then ended, statement of changes in equity and cash flow statement for the nine-month period then ended, including a summary of significant accounting practices and other accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with Accounting Pronouncement CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the nine-month period ended September 30, 2011, preparation of which management is responsible for, whose presentation in the interim financial information is required by standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that the interim statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, October 25, 2011.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statement (unaudited)

Three and nine-month periods ended September 30, 2011and 2010

(In thousands of reais, except for earnings per share)

		Controlling Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2011	2010	2011	2010
Net sales	5	885,307	466,970	2,553,848	1,359,488
Cost of services rendered	6/8	(546,623)	(288,471)	(1,578,978)	(807,169)
Gross income		338,684	178,499	974,870	552,319

Operating expenses
Selling expenses	8	(113,205)	(66,304)	(308,257)	(171,980)
General and administrative expenses	8	(133,608)	(89,788)	(390,098)	(278,346)
Other	8	(685)	2,843	(6,281)	3,247
		(247,498)	(153,249)	(704,636)	(447,079)
Investments in subsidiaries
Equity	14	109,845	62,831	261,267	227,162
		109,845	62,831	261,267	227,162

Operating income		201,031	88,081	531,501	332,402

Finance results
Finance expenses	7 7	(204,082)	(22,853)	(325,678)	(202,472)
Finance income		31,447	29,021	101,319	82,661
		(172,635)	6,168	(224,359)	(119,811)

Income before income taxes and social contribution		28,396	94,249	307,142	212,591
Income taxes and social contribution
Current	13	2,311	(10)	(191)	2,892
Deferred	13	(7,130)	(22,439)	(51,935)	(41,333)
		(4,819)	(22,449)	(52,126)	(38,441)
Net income for the period		23,577	71,800	255,016	174,150

Basic and diluted earnings per share – common	25	0.06	0.20	0.70	0.48
Basic and diluted earnings per share – preferred	25	0.07	0.22	0.77	0.52

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statement (unaudited) - Continued

Three and nine-month periods ended September 30, 2011and 2010

(In thousands of reais, except for earnings per share)

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2011	2010	2011	2010
Net sales	5	1,715,325	1,381,122	4,908,156	3,951,630
Cost of services rendered	6/8	(1,067,289)	(867,137)	(3,068,048)	(2,456,948)
Gross income		648,036	513,985	1,840,108	1,494,682

Operating expenses
Selling expenses	8	(190,928)	(161,425)	(522,165)	(447,447)
General and administrative expenses	8	(232,184)	(198,400)	(660,171)	(579,975)
Other	8	(8,334)	(16,184)	(33,057)	(20,724)
		(431,446)	(376,009)	(1,215,393)	(1,048,146)

Operating income		216,590	137,976	624,715	446,536

Finance results
Finance expenses	7 7	(226,728)	(43,491)	(387,874)	(265,517)
Finance income		44,397	46,477	133,718	126,253
		(182,331)	2,986	(254,156)	(139,264)

Income before income taxes and social contribution		34,259	140,962	370,559	307,272
Income taxes and social contribution
Current	13	(29,961)	(21,700)	(86,063)	(57,691)
Deferred	13	19,279	(47,462)	(29,480)	(75,431)
		(10,682)	(69,162)	(115,543)	(133,122)
Net income for the period		23,577	71,800	255,016	174,150

The Company has no other comprehensive results that should be included in these income statements.

 See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheet

At September 30, 2011 and December 31, 2010

(In thousands of reais)

		Controlling Company		Consolidated

	Notes	09/30/2011 (unaudited)	12/31/2010	09/30/2010 (unaudited)	12/31/2010
ASSETS
Current
Cash and cash equivalents	9	303,436	601,014	694,341	821,560
Trade accounts receivable	10	247,766	178,187	489,218	350,905
Inventories	11	43,015	34,794	85,763	82,050
Related parties	21	17,487	9,540	-	-
Programming receivables	21	33,553	35,649	-	-
Recoverable taxes	13	26,208	17,097	33,347	28,385
Prepaid expenses		18,290	17,337	28,881	27,433
Interest on equity	21	64,995	64,995	-	-
Prepaid rights for use	21	121,293	122,719	170,530	172,536
Other current assets		12,462	10,132	21,544	15,969
Total current assets		888,505	1,091,464	1,523,624	1,498,838

Non-current
Long-term receivables
Judicial deposits	12	57,917	53,242	93,680	83,735
Related parties	21	227,087	142,817	-	-
Deferred taxes	13	220,061	225,049	579,735	562,423
Recoverable taxes	13	57,951	92,961	65,870	94,516
Prepaid rights for use	21	255,818	346,606	359,664	487,307
Other non-current assets		4,391	3,145	8,290	6,135
		823,225	863,820	1,107,239	1,234,116

Investments	14	1,587,669	1,654,034	-	-
Property, plant and equipment	15	2,032,097	1,761,637	3,745,447	3,322,350
Intangible assets	16	2,379,544	2,432,546	2,424,838	2,485,940

Total non-current assets		6,822,535	6,712,037	7,277,524	7,042,406

Total assets		7,711,040	7,803,501	8,801,148	8,541,244

		Controlling Company		Consolidated
	Notes	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
LIABILITIES
Current
Trade accounts payable	17	267,547	227,342	422,835	349,480
Accounts payable - programming suppliers	18	111,399	89,235	167,735	134,813
Income taxes and social contribution		-	-	4,313	2,635
Other fiscal obligations		25,801	23,081	66,970	62,964
Payroll and related charges		163,664	127,859	233,442	180,695
Debt	19	91,502	65,522	145,304	104,865
Related parties	21	71,918	387,268	54,305	78,242
Copyright payable - ECAD	20	96,378	80,174	120,436	99,386
Deferred revenues	21	118,100	118,540	208,005	208,859
Unrealized losses on derivatives	26/27	16,352	50,857	16,352	50,857
Other current liabilities		9,333	6,133	20,635	15,507
Total current liabilities		971,994	1,176,011	1,460,332	1,288,303

Non-current
Deferred taxes	13	231,201	184,254	231,863	185,071
Debt	19	1,696,574	1,832,684	1,967,655	2,073,386
Deferred revenues	21	259,984	347,440	457,183	612,190
Related parties	21	1,615	148	-	-
Provisions	22	468,530	435,434	602,975	554,764
Other non-current liabilities		11,460	12,864	11,458	12,864
Total non current liabilities		2,669,364	2,812,824	3,271,134	3,438,275

Equity
Share capital	23	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		153,168	153,168	153,168	153,168
Accumulated deficit		(1,682,806)	(1,937,822)	(1,682,806)	(1,937,822)
		4,069,682	3,814,666	4,069,682	3,814,666

Total liabilities and equity		7,711,040	7,803,501	8,801,148	8,541,244

LANÇOS PATRIMONIAIS

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

Nine-month periods ended  September 30, 2011 and 2010

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Premium on issue of shares	Special goodwill reserve	Premium on issue of debentures	Accumulated deficit	Total
Balances at December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Net income for the period	-	-	-	-	-	-	-	-	174,150	174,150

Balances at September 30, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,070,823)	3,681,665

Balances at December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Net income for the period	-	-	-	-	-	-	-	-	255,016	255,016

Balances at September30, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,682,806)	4,069,682

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Cash flow statement (unaudited)

Nine-month period ended September 30, 2011 and 2010

(In thousands of reais)

	Controlling Company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2011	2010	2011	2010
Net cash flows from operating activities
Net income for the period	255,016	174,150	255,016	174,150
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity pick-up	(261,267)	(227,162)	-	-
Monetary and exchange rates variations, net	99,065	(27,265)	94,733	(49,776)
Interest expense on borrowing	132,962	136,846	153,409	161,071
Depreciation and amortization	449,434	277,318	778,528	666,526
Losses on derivatives	15,733	42,674	15,733	42,674
Deferred income taxes and social contribution	51,935	41,333	29,480	75,431
Loss (gain) on disposal of property, plant and equipment	(353)	1,017	(908)	(1,973)
Provisions	8,542	(19,732)	17,400	(44,120)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(69,579)	(6,784)	(138,313)	(63,612)
(Increase) decrease in inventories	(8,221)	(11,270)	(3,713)	(20,850)
(Increase) decrease in recoverable taxes	55,569	(13,460)	65,636	12,266
(Increase) decrease in prepaid expenses	(953)	4,513	(1,448)	5,335
(Increase) decrease in other assets	(6,155)	49,024	(17,672)	7,049
Increase (decrease) in suppliers and programming	62,369	35,618	106,277	54,830
Increase (decrease) in fiscal obligations	2,720	(9,687)	5,684	(7,927)
Increase (decrease) in payroll and related charges	34,449	1,559	51,390	2,053
Increase (decrease) in deferred revenues	(90,777)	(28,174)	(160,648)	(136,139)
Increase (decrease) in provisions and other accounts payable	(28,003)	(211,991)	(43,265)	45,725
Net cash provided by operating activities	702,486	208,527	1,207,319	922,713

Cash flow from financing activities
Acquisition of property, plant and equipment and intangible assets	(579,229)	(327,723)	(1,017,580)	(913,815)
Cash proceeds from sale of property, plant and equipment	1,319	237	2,338	2,458
Net cash used in financing activities	(577,910)	(327,486)	(1,015,242)	(911,357)

Cash flow from financing activities
Debt
Proceeds	43,058	19,626	139,971	55,101
Repayments of principal	(267,546)	(11,149)	(320,382)	(65,689)
Repayments of interest	(119,197)	(109,780)	(138,885)	(112,768)

Related parties
Proceeds	13,749	615,374	-	-
Payments	(92,218)	(585,013)	-	-
Net cash used in financing activities	(422,154)	(70,942)	(319,296)	(123,356)

Net increase (decrease) in cash and cash equivalents	(297,578)	(189,901)	(127,219)	(112,000)

Cash and cash equivalents at the beginning of the period	601,014	760,452	821,560	1,015,605
Cash and cash equivalents at the end of the period	303,436	570,551	694,341	903,605

	(297,578)	(189,901)	(127,219)	(112,000)

Supplemental disclosure of cash flow information
Income taxes and social contribution paid	2,220	7,217	84,959	78,210

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of value added (unaudited)

Three and nine-month periods ended September 30, 2011 and 2010
(In thousands of reais)

	Controlling Company		Consolidated
	Nine-month period ended September 30,		Nine-month period ended September 30,
	2011	2010	2011	2010
1. Generation of value added
Sale of services	3,080,455	1,670,872	5,928,952	4,875,263
Other revenue	3,459	5,415	6,547	11,907
Revenue from the construction of own assets	14,865	9,928	18,487	19,960
Allowance for doubtful accounts	(19,604)	(10,836)	(35,355)	(35,125)
	3,079,175	1,675,379	5,918,631	4,872,005
2. ( - ) Input
Cost of services rendered	(676,930)	(325,823)	(1,389,188)	(1,113,630)
Materials, energy, and other outsourced services	(591,491)	(268,030)	(1,245,915)	(996,573)
Other	(10,166)	(11,851)	(19,375)	(20,082)
	(1,278,587)	(605,704)	(2,654,478)	(2,130,285)

3. Gross value added (1-2)	1,800,588	1,069,675	3,264,153	2,741,720

4. (-) Depreciation and amortization	(449,434)	(277,318)	(778,528)	(666,526)

5. Net value added generated (3-4)	1,351,154	792,357	2,485,625	2,075,194

6. Transferred value added received
Equity pick-up	261,267	227,162	-	-
Finance income	69,295	68,525	92,631	87,232
	330,562	295,687	92,631	87,232

7. Net value added for distribution(5+6)	1,681,716	1,088,044	2,578,256	2,162,426

8. Distribution of value added
Personnel:
Direct Compensation	315,912	210,681	452,825	359,978
Benefits	67,725	49,143	108,297	102,109
FGTS	20,855	14,740	30,404	26,572
Other	12,171	6,105	18,340	10,991
	416,663	280,669	609,866	499,650
Government:
Federal	254,561	201,301	517,793	569,716
State	405,790	220,468	746,551	620,857
Municipal	8,004	8,811	11,214	13,158
	668,355	430,580	1,275,558	1,203,731
Third party capital:
Finance income and expenses	164,527	159,734	207,892	188,400
Rental	68,304	41,354	115,685	93,860
Monetary and foreign exchange rate variations	108,851	1,557	114,239	2,635
	341,682	202,645	437,816	284,895
Equity:
Net income for the period	255,016	174,150	255,016	174,150
Total	1,681,716	1,088,044	2,578,256	2,162,426

See accompanying notes to interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011 and 2010

(In thousands of reais)

1.      Operational context

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company  offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

On September 12, 2011, law    No. 12485 applicable to the pay-TV industry, regardless of the technology in place, was enacted, creating the Conditional Communications Access Service.

After the above law was ratified by the National Telecommunications Agency (Anatel), no new TV service licenses, authorizations for Television and Audio Signal Broadcasting to Subscribers via Satellite Services – DTH, Multichannel Multipoint Distribution Services - MMDS and Pay Television Special Service shall be granted; the new service model allows only newly created conditional access. Companies may choose to migrate to the new service, or maintain authorizations and concessions up to the expiration thereof; however, renewals, transfers, concessions, new concessions or changes in corporate structure shall only be permitted for providers who undertake to adapt their concessions to the new model.

In addition, the referred to law introduced a new business model that allows investment of foreign capital and participation of telecommunication companies in the referred to industry, and partially revoked law no. 8977/95, which regulated cable TV services. The newly created business model divides the value chain between production and distribution, whereby companies producing TV program content may not distribute them and distribution companies ,may not produce TV program content. The referred to law also sets forth the minimum weekly TV program content produced by independent Brazilian companies (not related to broadcasting companies) which each pay TV channel should broadcast as primetime viewing, as well as the minimum number of channels belonging to Brazilian independent broadcasting companies that should be included in packages offered to pay TV customers. The National Telecommunications Agency (Anatel) and the National Film Agency (Ancine), within the authority vested in them, will ratify the provisions of the referred to law within up to 180 days.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

1.        Operational context - Continued

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, Level 2 Regulation, provisions of the Brazilian Corporate Law, standards published by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, regulations of BM&FBOVESPA and other rules applicable to the operation of capital markets in general are to be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.        Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three and nine-month periods ended September 30, 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Brazilian Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the Controlling Company’s interim financial statements. The interim financial statements were prepared in accordance with CPC 21 –  Interim Financial Statements and IAS 34 -  Interim Financial Reporting (consolidated).

During 2010, continuing its corporate restructuring plan, the Company merged net assets of 7 subsidiaries. Accordingly, the interim financial statements for the three and nine-month periods ended September, 30 2011 are not comparable with the interim financial statements for the three and nine-month periods ended September, 30 2010. The interim consolidated financial statements were not affected by these mergers.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 1 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

2.     Basis of preparation and presentation of the interim financial statements - Continued

As from January 1, 2011, the following standards and interpretations became effective: IAS 24 - Related party disclosure (amendment); IFRIC 14 - Prepayments of a minimum funding requirement (amendment); and IFRIC 19 - Extinguishing financial liabilities with equity instruments. The adoption of these standards and interpretations did not impact the interim financial statements for the three-month period ended September 30, 2011.

Regarding standard IFRS 9 –  Financial Instruments - Classification and Measurement, IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities, IFRS 13 - Fair Value Measurement, IAS 27 (R) - Separate Financial Statements and IAS 28 (R) - Investments in Associates and Joint Ventures, effective for annual periods beginning on or after January 1, 2013, the Company expects that the adoption of these pronouncements will not have a significant impact on their financial statements and interim financial information.

The Company's management approved and authorized the issuance of the interim financial statements on October 25, 2011.

3. Accounting practices

The interim financial statements for the three and nine-month periods ended September 30, 2011 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2010.

4. Business combinations

There were no business combinations during the three and nine-month periods ended September 30, 2011 and 2010. The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

5.  Net sales

Net sales for the period are as follows:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Gross sales	1,103,701	625,739	3,179,344	1,797,508
Taxes on Sales	(183,899)	(107,544)	(526,607)	(311,384)
Discounts and cancellations	(34,495)	(51,225)	(98,889)	(126,636)
Net Sales	885,307	466,970	2,553,848	1,359,488

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Gross sales	2,138,672	1,820,811	6,111,585	5,209,922
Taxes on sales	(358,613)	(308,602)	(1,020,796)	(923,633)
Discounts and cancellations	(64,734)	(131,087)	(182,633)	(334,659)
Net sales	1,715,325	1,381,122	4,908,156	3,951,630

For the three and nine-month periods ended September 30, 2011, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 5 of the financial statements for the year ended December 31, 2010.

6.  Cost of services rendered

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Programming costs	(176,488)	(85,227)	(494,975)	(243,562)
Materials and maintenance	(8,819)	(5,651)	(25,137)	(14,557)
Personnel	(76,582)	(47,349)	(215,771)	(144,366)
Pole rental	(14,284)	(8,286)	(40,986)	(24,490)
Depreciation	(97,955)	(49,955)	(277,241)	(136,897)
Amortization	(29,671)	(20,849)	(88,995)	(61,711)
Third party service	(49,214)	(26,047)	(149,709)	(64,200)
Network electric power	(7,309)	(3,966)	(20,479)	(11,606)
Telecommunications	(49,646)	(28,521)	(161,873)	(72,428)
Other	(36,655)	(12,620)	(103,812)	(33,352)
Cost of services rendered	(546,623)	(288,471)	(1,578,978)	(807,169)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

6.  Cost of services rendered – Continued

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Programming costs	(394,325)	(322,854)	(1,111,667)	(924,359)
Materials and maintenance	(19,525)	(17,207)	(53,126)	(45,086)
Personnel	(124,548)	(101,834)	(348,698)	(292,459)
Pole rental	(21,527)	(17,701)	(61,894)	(52,056)
Depreciation	(193,372)	(156,361)	(553,194)	(441,570)
Amortization	(41,587)	(41,575)	(124,738)	(124,709)
Third party service	(118,167)	(100,581)	(351,672)	(295,519)
Network electric power	(11,078)	(9,174)	(31,851)	(17,520)
Telecommunications	(77,000)	(65,497)	(244,736)	(168,711)
Other	(66,160)	(34,353)	(186,472)	(94,959)
Cost of services rendered	(1,067,289)	(867,137)	(3,068,048)	(2,456,948)

7.  Finance results

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Finance income:
Interest on loans to subsidiaries	7,111	4,125	26,649	11,947
Interest on cash and cash equivalents	8,372	14,789	26,035	41,797
Interest on prepaid rights for use	8,810	5,859	26,083	17,124
Interest and fines on late monthly payments	5,775	3,088	16,411	8,583
Interest on tax credits	1,290	979	5,577	2,877
Discounts obtained	83	176	509	337
Other	6	5	55	(4)
	31,447	29,021	101,319	82,661
Finance expenses:
Finance charges on debt	(34,960)	(39,073)	(111,113)	(115,777)
Foreign exchange rate variation on debt	(103,503)	54,935	(60,717)	23,253
Finance charges and foreign currency exchange (*)	(78,782)	8,046	(91,467)	(34,718)
Finance charges on provisions for contingencies	(6,204)	1,970	(20,287)	(4,638)
Gain (Losses) on derivatives	27,086	(37,745)	(15,733)	(42,674)
IOF tax on intercompany transactions	(1,133)	(3,559)	(9,047)	(9,417)
PIS and COFINS taxes on interest income	(338)	(1,918)	(966)	(5,512)
Interest on suppliers and taxes	(774)	(370)	(1,216)	(2,883)
Discounts granted	(2,415)	(1,909)	(8,100)	(4,371)
Other	(3,059)	(3,230)	(7,032)	(5,735)
	(204,082)	(22,853)	(325,678)	(202,472)
Total	(172,635)	6,168	(224,359)	(119,811)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

7.  Finance results – Continued

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Finance income:
Interest on cash and cash equivalents	19,227	24,804	59,083	63,598
Interest on prepaid rights for use	12,387	11,744	36,672	34,770
Interest and fines on late monthly payments	10,323	8,290	29,269	23,176
Interest on tax credits	1,552	1,343	6,514	3,938
Discounts obtained	93	284	572	463
Other	815	12	1,608	308
	44,397	46,477	133,718	126,253

Finance expenses:
Finance charges on debt	(42,206)	(47,561)	(131,559)	(137,043)
Foreign exchange rate variation on debt	(103,503)	56,862	(60,717)	23,927
Finance charges and foreign currency exchange (*)	(85,220)	(1,222)	(110,276)	(58,323)
Finance charges on provisions for contingencies	(7,916)	981	(26,144)	(6,090)
Gain (Losses) on derivatives	27,086	(37,745)	(15,733)	(42,674)
IOF tax on intercompany transactions	(1,419)	(3,813)	(12,643)	(16,930)
PIS and COFINS taxes on interest income	(610)	(2,238)	(1,746)	(6,403)
Interest on suppliers and taxes	(884)	(1,043)	(1,486)	(3,810)
Discounts extended	(4,244)	(4,659)	(13,863)	(10,846)
Other	(7,812)	(3,053)	(13,707)	(7,325)
	(226,728)	(43,491)	(387,874)	(265,517)
Total	(182,331)	2,986	(254,156)	(139,264)

The Company's finance results for the three months ended September 30, 2011 were impacted by the devaluation of the real (R$) against the U.S. dollar, resulting in the increase of the exchange rate from R$1.5611 per US$1.00 at June 30, 2011 to R$1.8544 per US$1.00 at September 30, 2011. The foreign exchange rate variation recorded for the period, in the amount of R$164,000 for the controlling company and consolidated, did not impact the Company's cash flow.

(*) During the three and nine-month periods ended September 30, 2011, “finance charges and monetary exchange” included, respectively (i) R$7,229 and R$21,400 (R$4,236 and R$ 12,446 at September 30, 2010) in the controlling company and R$ 12,735 and R$37,703 (R$12,075 and R$35,748 at September 30, 2010) in the consolidated, related to interest expenses referring to prepayment of the indefeasible Right to Use (IRU) with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 21); and (ii) R$71,553 and R$70,067 ((R$12,282) and R$22,272 at September 30, 2010), in the controlling company and R$72,485 and R$72,573 ((R$10,853) and R$22,575 at September 30, 2010) in the consolidated, related to interest expense and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense paid to Embratel.”

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

8.  Expenses by nature

The Company presents its income statement by function. The table below shows details by nature:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Programming costs	(176,488)	(85,227)	(494,975)	(243,562)
Other costs	(103,958)	(59,045)	(315,858)	(156,434)
Third party service	(136,073)	(71,543)	(373,392)	(183,876)
Depreciation and amortization	(156,166)	(96,593)	(449,434)	(277,318)
Payroll expenses	(163,992)	(108,845)	(458,280)	(322,463)
Other income (expenses), net	(57,444)	(20,467)	(191,675)	(70,595)
	(794,121)	(441,720)	(2,283,614)	(1,254,248)
Classified as:
Cost of services rendered	(546,623)	(288,471)	(1,578,978)	(807,169)
Selling expenses	(113,205)	(66,304)	(308,257)	(171,980)
General and administrative expenses	(133,608)	(89,788)	(390,098)	(278,346)
Other income (expenses), net	(685)	2,843	(6,281)	3,247
	(794,121)	(441,720)	(2,283,614)	(1,254,248)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Programming costs	(394,325)	(322,854)	(1,111,667)	(924,359)
Other costs	(169,987)	(143,931)	(505,888)	(378,331)
Third party service	(249,601)	(204,946)	(700,392)	(581,649)
Depreciation and amortization	(269,645)	(230,992)	(778,528)	(666,526)
Payroll expenses	(241,101)	(200,362)	(667,940)	(570,039)
Other income (expenses), net	(174,076)	((140,061)	(519,026)	(384,190)
	(1,498,735)	(1,243,146)	(4,283,441)	(3,505,094)
Classified as:
Cost of services rendered	(1,067,289)	(867,137)	(3,068,048)	(2,456,948)
Selling expenses	(190,928)	(161,425)	(522,165)	(447,447)
General and administrative expenses	(232,184)	(198,400)	(660,171)	(579,975)
Other income (expenses), net	(8,334)	(16,184)	(33,057)	(20,724)
	(1,498,735)	(1,243,146)	(4,283,441)	(3,505,094)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

9.  Cash and cash equivalents

	Controlling Company		Consolidated
	09/30/2011 (Unaudited)	12/31/2010	09/30/2011 (Unaudited)	12/31/2010
Cash and banks	16,890	21,865	20,521	43,227
Banking deposit certificates	3,247	3,567	3,328	15,297
Fixed-income investment funds	283,299	575,582	670,492	763,036
	303,436	601,014	694,341	821,560

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2010, except for the use of cash equivalents for the prepayment of the entire Perpetual Notes disclosed in note 19.

10.  Trade accounts receivable

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Trade accounts receivable	278,260	205,431	545,157	395,465
(-) Allowance for doubtful accounts	(30,494)	(27,244)	(55,939)	(44,560)
	247,766	178,187	489,218	350,905

Breakdown of trade accounts receivable is as follows:

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Due	140,367	102,519	280,661	211,820

Overdue:
Up to 30 days	92,847	62,760	181,087	116,939
31 – 60 days	11,214	11,531	20,321	18,580
61 – 90 days	8,858	6,864	15,745	11,628
91- 180 days	24,974	21,757	47,343	36,498
	278,260	205,431	545,157	395,465

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling Company	Consolidated
Balances at December 31, 2010	(27,244)	(44,560)
Credit provision for the period (unaudited)	(19,816)	(37,910)
Credits used during the period (unaudited)	16,566	26,531
Balances at September 30, 2011 (unaudited)	(30,494)	(55,939)

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 10 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

11.  Inventories

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Material for network maintenance	31,579	23,314	40,655	32,379
Material for technical assistance	11,436	11,480	45,108	49,671
	43,015	34,794	85,763	82,050

During the three and nine-month periods ended September 30, 2011, R$8,819 and

 R$25,137 respectively (R$5,651 and R$14,557 during the three and nine-month periods ended September 30, 2010) of materials related to the Controlling Company’s network maintenance and technical assistance were consumed and recorded as cost of services rendered. During the three and nine-month periods ended September 30, 2011, in the Consolidated Company (unaudited), these costs totaled R$19,525 and R$53,126, respectively (R$17,207 and R$45,086 during the three and nine-month periods ended September 30, 2010).

12.  Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Labor	7,467	8,885	13,234	13,754
Civil	2,017	1,664	3,120	2,519
Lease of poles and ducts	24,773	21,354	24,773	21,354
Copyrights – ECAD	7,218	5,794	31,788	25,633
Tax	16,442	15,545	20,765	16,976
Social security	-	-	-	3,499
	57,917	53,242	93,680	83,735

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution

a.      Income taxes and social contribution

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income taxes and social contribution expenses	2,311	(10)	(191)	2,892

Deferred income taxes and social contribution on:
Temporary differences	13,375	(3,241)	1,860	12,319
Tax credit on goodwill	(24,552)	(23,500)	(65,879)	(66,627)
Amortization of property, equipment and intangible assets	4,047	4,302	12,084	12,975
Total deferred income taxes and social contribution	(7,130)	(22,439)	(51,935)	(41,333)
Total income taxes and social contribution expense	(4,819)	(22,449)	(52,126)	(38,441)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income taxes and social contribution expenses	(29,961)	(21,700)	(86,063)	(57,691)

Deferred income taxes and social contribution on:
Temporary differences	53,661	(21,446)	61,000	(2,293)
Tax losses and negative tax basis of social contribution	(13,877)	(6,817)	(36,685)	(19,486)
Tax credit on goodwill	(24,552)	(23,501)	(65,879)	(66,627)
Amortization property, equipment and intangible assets	4,047	4,302	12,084	12,975
Total deferred income taxes and social contribution	19,279	(47,462)	(29,480)	(75,431)
Total income taxes and social contribution expense	(10,682)	(69,162)	(115,543)	(133,122)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

a.      Income taxes and social contribution – Continued

Amounts reported as income tax expense in the income statement are reconciled to the statutory rates as follows:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Income before income taxes and social contribution	28,396	94,249	307,142	212,591

Income taxes and social contribution at the nominal rate of 34%	(9,654)	(32,045)	(104,428)	(72,281)

(Additions) / exclusions:
Income taxes and social contribution equity pick-up	37,348	21,362	88,831	77,235
Income taxes and social contribution on interest on equity	-	(6,366)	-	(17,756)
Income taxes and social contribution on permanently non-deductible expenses	(740)	(323)	(1,441)	(867)

Other reconciling items:

Tax losses generated for the period	(50,571)	(14,880)	(51,494)	(62,391)
Income taxes and social contribution offset for the period, whose deferred tax assets were not recognized in prior years	(998)	-	-	-
Recognition/reversal of deferred income taxes and social contribution on temporary differences, including temporary differences generated in prior years	19,815	1,620	16,597	26,535
Other	(19)	8,183	(191)	11,084
Income taxes and social contribution for the period	(4,819)	(22,449)	(52,126)	(38,441)
Effective rate	(16.97%)	(23.82%)	(16.97%)	(18.08%)

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Income before income taxes and social contribution	34,259	140,962	370,559	307,272

Income taxes and social contribution at the nominal rate of 34%	(11,648)	(47,927)	(125,990)	(104,472)

(Additions) / exclusions:
Income taxes and social contribution equity pick-up	(1,151)	(951)	(2,251)	(1,730)
Income taxes and social contribution on interest on equity
Income taxes and social contribution on permanently non-deductible expenses

Other reconciling items:
Tax losses generated for the period	(52,633)	(14,672)	(54,997)	(67,050)
Income taxes and social contribution offset for the period, whose deferred tax assets were not recognized in prior years	(998)	22,441	-	27,634
Recognition/reversal of deferred income taxes and social contribution on temporary differences, including temporary differences generated in prior years	55,090	(29,651)	66,344	4,201
Other	658	1,598	1,351	8,295
Income taxes and social contribution for the period	(10,682)	(69,162)	(115,543)	(133,122)
Effective rate	(31.18%)	(49.06%)	(31.18%)	(43.32%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

b.      Deferred and recoverable taxes

	Controlling Company		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
	(unaudited)		(unaudited)
Recoverable taxes:
Withhold income tax	18,586	36,996	19,256	38,515
Recoverable Federal taxes	38,217	55,029	52,246	66,052
Recoverable State taxes	26,444	17,471	26,544	17,572
Other	912	562	1,171	762
	84,159	110,058	99,217	122,901
Current	26,208	17,097	33,347	28,385
Non-current	57,951	92,961	65,870	94,516

Deferred taxes:
Assets
Income taxes:
Net operating losses carryforward	-	-	191,260	218,239
Temporary differences
Provisions	98,966	91,714	112,083	102,762
Allowance for doubtful accounts	8,390	11,678	15,823	19,712
Provision for profit sharing	23,142	19,588	30,568	25,140
Foreign exchange and derivative losses	4,088	12,714	4,088	12,714
Property, equipment, inventories and trade accounts payables	26,055	21,324	30,110	24,585
Tax credit on goodwill and estimated tax rate	1,169	8,460	40,477	8,533
	161,810	165,478	233,149	193,446

	161,810	165,478	424,409	411,685
Social contribution:
Net operating losses carryforward	-	-	71,392	81,098
Temporary differences
Provisions	35,627	33,017	40,350	36,994
Allowance for doubtful accounts	3,020	4,204	5,696	7,076
Provision for profit sharing	8,331	7,052	11,005	9,050
Foreign exchange and derivative losses	1,472	4,577	1,472	4,577
Property, equipment, inventories and trade accounts payables	9,380	7,676	10,840	8,850
Tax credit on goodwill and estimated tax rate	421	3,045	14,571	3,093
	58,251	59,571	83,934	69,640

	58,251	59,571	155,326	150,738

	220,061	225,049	579,735	562,423
Liabilities
Income taxes:
Temporary differences
Intangible assets	(167,006)	(136,687)	(167,006)	(136,687)
Property and equipment	(761)	1,967	(761)	1,967
Other	(2,233)	(761)	(2,721)	(1,363)
	(170,000)	(135,481)	(170,488)	(136,083)

Social contribution:
Temporary differences
Intangible assets	(60,122)	(49,205)	(60,122)	(49,205)
Property and equipment	(274)	708	(274)	708
Other	(805)	(276)	(979)	(491)
	(61,201)	(48,773)	(61,375)	(48,988)

	(231,201)	(184,254)	(231,863)	(185,071)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

13.  Income taxes and social contribution – Continued

b.      Deferred and recoverable taxes – Continued

	Controlling Company	Consolidated
Changes in deferred income taxes and social contribution assets	Temporary differences	Net operating losses carryforward	Temporary differences	Total
Balance on December 31, 2010	225,049	299,337	263,086	562,423
Additions (unaudited)	62,821	-	137,295	137,295
Reductions (unaudited)	(67,809)	(36,685)	(83,298)	(119,983)
Balance on September 30, 2011 (unaudited)	220,061	262,652	317,083	579,735

Rollforward of deferred tax liabilities	Controlling Company	Consolidated
Balance on December 31, 2010	(184,254)	(185,071)
Additions (unaudited)	(59,031)	(59,031)
Reductions (unaudited)	12,084	12,239
Balance on September 30, 2011 (unaudited)	(231,201)	(231,863)

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling Company	Consolidated
2011	97,522	173,756
2012	77,214	138,689
2013 to 2014	27,457	204,287
2015 to 2020	17,868	63,003
	220,061	579,735

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling Company						Consolidated
09/30/2011 (Unaudited)			12/31/2010			09/30/2011 (Unaudited)			12/31/2010
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,859,936	2,314,134	-	1,692,494	2,207,092	-	2,878,789	3,351,554	-	2,817,601	3,350,400	-

Tax credit (25%/9%)

464,984	208,272	673,256	423,124	198,638	621,762	719,697	301,640	1,021,337	704,400	301,536	1,005,936

Recognized tax credit

-	-	-	-	-	-	(191,260)	(71,392)	(262,652)	(218,239)	(81,098)	(299,337)

Non-recognized tax credit

464,984	208,272	673,256	423,124	198,638	621,762	528,437	230,248	758,685	486,161	220,438	706,599

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 13 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

14.  Investments

Detailed information about the composition and changes of investments are as follows:

a) Investments

Companies	Interest	12/31/2010	Capital reduction (unaudited)	Equity (unaudited)	09/30/2011 (unaudited)
Net São Paulo Ltda.	100%	795,045		200,447	995,492
Net Rio Ltda.	100%	683,113	(327,632)	64,278	419,759
Net Brasília Ltda.	100%	111,774		2,910	114,684
Reyc Comércio e Participações Ltda.	100%	51,945		(10,017)	41,928
Other	100%	12,157		3,649	15,806
		1,654,034	(327,632)	261,267	1,587,669

In connection with the Company’s corporate restructuring plan established in 2009, during the third quarter of 2010, the Company acquired from its subsidiary Net Rio Ltda., by its book value, full interest in the subsidiaries Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas amounting to R$327,632 (unaudited), which was recorded as current related parties liabilities and no goodwill/negative goodwill or impact in the income statement was recognized. During the three-month period ended March 31, 2011, Net Rio Ltda. reduced its capital for R$327,632 (unaudited) and wrote-off the related accounts receivable with no impact in the income statement.

b) Information related to subsidiaries (unaudited)

	09/30/2011								09/30/2010
							Effect on the Controlling Company’s results		Effect on the Controlling Company’s results
Subsidiaries:	number of shares (thousand)	Assets	Liabilities	Stock holders´ equity	Net sales	Net income/(loss) for the period	Three-month period ended September 30, 2011	Nine-month period ended September 30, 2011	Three-month period ended September 30, 2010	Nine-month period ended September 30, 2010
Net São Paulo Ltda.	43,972	2,036,139	1,040,647	995,492	1,501,696	200,447	85,077	200,447	31,967	115,059
Net Rio Ltda.	20,000,000	830,589	410,830	419,759	715,195	64,278	27,412	64,278	13,103	70,364
Net Brasília Ltda.	8,872,670	305,877	191,193	114,684	196,166	2,910	1,858	2,910	50	50
Reyc Comércio e Participações Ltda.	3,420	160,642	118,714	41,928	204,234	(10,017)	(5,987)	(10,017)	2,020	(1,755)
Other	-	27,777	11,971	15,806	10,436	3,649	1,485	3,649	15,691	43,444
							109,845	261,267	62,831	227,162

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

15. Property, plant and equipment
	Controlling Company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949
Additions (unaudited)	555,588	4,754	125	681	1,199	219	1,907	-	564,473
Transfers (unaudited)	(3,662)	9	27	207	129	-	47	1	(3,242)
Write-offs (unaudited)	(12,749)	(2,929)	-	(8)	-	(39)	(14)	-	(15,739)
Balances at September 30, 2011 (unaudited)	3,952,746	112,926	28,035	23,454	59,345	3,383	27,757	7,795	4,215,441

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)
Additions (unaudited)	(271,285)	(10,659)	(1,353)	(979)	(2,168)	(110)	(3,255)	-	(289,809)
Transfers (unaudited)	50	-	-	-	-	-	(46)	-	4
Write- offs (unaudited)	11,808	2,927	-	8	-	22	8	-	14,773
Balances at September 30, 2011 (unaudited)	(1,998,746)	(96,783)	(21,932)	(16,107)	(30,556)	(3,045)	(16,296)	121	(2,183,344)

Net balances at December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637
Net balances at September 30, 2011(unaudited)	1,954,000	16,143	6,103	7,347	28,789	338	11,461	7,916	2,032,097

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions (unaudited)	987,107	5,142	226	903	1,774	504	3,169	-	998,825
Transfers (unaudited)	(4,150)	93	28	298	322	-	48	1	(3,360)
Write-offs (unaudited)	(35,197)	(3,791)	-	(21)	-	(147)	(207)	-	(39,363)
Balances at September 30, 2011 (unaudited)	7,621,292	139,756	45,116	32,023	97,175	4,513	53,176	8,144	8,001,195

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions (unaudited)	(545,060)	(12,899)	(1,752)	(1,345)	(3,823)	(218)	(5,841)	-	(570,938)
Transfers (unaudited)	46	-	-	-	-	-	(46)	-	-
Write-offs (unaudited)	33,796	3,790	-	17	-	130	200	-	37,933
Balances at September 30, 2011 (unaudited)	(3,989,003)	(121,064)	(36,428)	(21,114)	(51,925)	(3,650)	(33,066)	502	(4,255,748)

Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at September 30, 2011(unaudited)	3,632,289	18,692	8,688	10,909	45,250	863	20,110	8,646	3,745,447

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

15. Property, plant and equipment – Continued

At September 30, 2011 (unaudited), R$149,127 (R$140,204 on December 31, 2010) in the Controlling Company and R$149,209 (R$140,470 on December 31, 2010) in the Consolidated Company from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the nine-month period ended September 30, 2011, the Company transferred R$47,580 (unaudited) from inventories to property, plant and equipment in the Consolidated Company                 (R$61,303 during the three and nine-month periods ended September 30, 2010).

During the nine-month period ended September 30, 2011, no indicators of impairment of on property, plant and equipment exists.

16.  Intangible assets

	Controlling Company
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,910,018	474,540	374,256	304,367	2,405	3,065,586
Additions (unaudited)	-	-	14,756	-	-	14,756
Transfers (unaudited)	-	-	3,238	-	-	3,238
Write-offs (unaudited)	-	-	(9,685)	-	-	(9,685)
Balances at September 30, 2011 (unaudited)	1,910,018	474,540	382,565	304,367	2,405	3,073,895

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances at December 31, 2010	(160,675)	(37,620)	(243,417)	(189,788)	(1,540)	(633,040)
Additions (unaudited)	-	-	(32,584)	(38,046)	(366)	(70,996)
Write-offs (unaudited)	-	-	9,685	-	-	9,685
Balances at September 30, 2011 (unaudited)	(160,675)	(37,620)	(266,316)	(227,834)	(1,906)	(694,351)

Net balances at December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546
Net balances at September 30, 2011 (unaudited)	1,749,343	436,920	116,249	76,533	499	2,379,544

	Consolidated
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions (unaudited)	-	-	18,755	-	-	18,755
Transfers (unaudited)	-	-	3,360	-	-	3,360
Write-offs (unaudited)	-	-	(10,480)	-	-	(10,480)
Balances at September 30, 2011 (unaudited)	1,928,616	438,726	489,714	304,367	8,107	3,169,530

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions (unaudited)	-	-	(44,802)	(38,046)	(369)	(83,217)
Write-offs (unaudited)	-	-	10,480	-	-	10,480
Balances at September 30, 2011 (unaudited)	(178,742)	(1,806)	(328,649)	(227,834)	(7,661)	(744,692)

Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balances at September 30, 2011 (unaudited)	1,749,874	436,920	161,065	76,533	446	2,424,838

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

16.  Intangible assets – Continued

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at each year end. The last assessment performed at December 31, 2010, did not result in any recognizing losses on intangible assets, even when applying conservative assumptions in an adverse scenario. At September 30, 2011, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 16 of the financial statements for the year ended December 31, 2010.

17. Trade accounts payable

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Domestic suppliers	264,312	224,587	392,603	324,681
Foreign suppliers	3,235	2,755	30,232	24,799
	267,547	227,342	422,835	349,480

18.  Accounts payable - programming suppliers

	Controlling Company		Consolidated
Description	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010

Related parties
Net Brasil S.A.	45,944	36,032	100,981	81,610

Third parties	65,455	53,203	66,754	53,203

	111,399	89,235	167,735	134,813

The table below shows programming and related costs incurred:

	Operating results
	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Related parties
Net Brasil S.A.	(130,669)	(63,902)	(360,717)	(176,400)

Third parties	(45,819)	(21,325)	(134,258)	(67,162)

	(176,488)	(85,227)	(494,975)	(243,562)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

18.  Accounts payable - programming suppliers – Continued

	Operating results
	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
Companies	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Related parties
Net Brasil S.A.	(288,438)	(235,460)	(799,476)	(663,190)

Third parties	(105,887)	(87,394)	(312,191)	(261,169)

	(394,325)	(322,854)	(1,111,667)	(924,359)

The additional  information relating to this note  have not been significantly changed in relation to the disclosures made in the note 18 of the financial statements for the year ended December 31, 2010.

19.  Debt

			Effective interest rate per annum		Controlling Company
	Currency	Nominal interest rate per annum	09/30/2011 (unaudited)	12/31/10	09/30/2011 (unaudited)			12/30/2010
					Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	10,528	59,625	70,153	29,578	43,165	72,743
Finame PSI	R$	4.50 to 5.50%	4.50%	4.50%	31,280	45,167	76,447	1,643	52,339	53,982
					41,808	104,792	146,600	31,221	95,504	126,725
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	9,120	644,677	653,797	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	-	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	14,895	368,281	383,176	5,653	330,429	336,082
					24,015	1,012,958	1,036,973	28,776	1,158,704	1,187,480

Total loans and financings					65,823	1,117,750	1,183,573	59,997	1,254,208	1,314,205

			Debentures
			09/30/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	25,679	578,824	604,503	5,525	578,476	584,001

Total					91,502	1,696,574	1,788,076	65,522	1,832,684	1,898,206

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

19.  Debt – Continued

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	64,967	53,687	118,654	65,512	80,598	146,110
Finame PSI	R$	4.50 to 5.50%	4.50%	4.50%	27,576	202,186	229,762	2,373	110,608	112,981
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	13.98%	12.96%	3,067	120,000	123,067	2,679	145,000	147,679
					95,610	375,873	471,483	70,564	336,206	406,770
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	9,120	644,677	653,797	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	-	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	14,895	368,281	383,176	5,653	330,429	336,082
					24,015	1,012,958	1,036,973	28,776	1,158,704	1,187,480

Total loans and financings					119,625	1,388,831	1,508,456	99,340	1,494,910	1,594,250

			Debentures
			09/30/2011 (unaudited)	12/31/2010

Non-convertible			58,000	58,000	25,679	578,824	604,503	5,525	578,476	584,001

Total					145,304	1,967,655	2,112,959	104,865	2,073,386	2,178,251

On May 27, 2011, the Company exercised its option to fully prepay the principal of Perpetual Notes in the amount of R$244,320 (US$150,000 thousands), plus interest of US$5,650 incurred during the period between the last quarterly interest payment made on February 27, 2011 and the date these bonds were settled.

Costs of debt

The following table (unaudited) shows the schedule of amortization of debt costs , which were presented reducing each related debt:

Year	Inbursa	Debentures	Global Notes 2020	Total
2011	68	81	154	303
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 – 2019	1,879	215	2,977	5,071
	2,879	1,606	4,979	9,464

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 19 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

20.  Copyright payable - ECAD

The Company has been discussing amounts required by ECAD (Escritório Central de Arrecadação e Distribuição), an organization which performs as the legal representative of artists and authors in collecting royalties from public music broadcast in Brazil on their behalf. Management has recorded accounts payable for this amount, as follows:

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Accounts payable copyright	96,378	80,174	120,436	99,386

	96,378	80,174	120,436	99,386

21.  Related parties

a)      Employees’ compensation

Expenses with employees’ salaries, benefits and social charges are as follows:

	Controlling Company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Payroll and related charges	111,613	80,397	301,910	214,808
Profit participation sharing	28,867	10,676	89,468	58,876
Statutory benefits	13,674	10,918	39,019	28,880
Additional benefits	9,838	6,854	27,883	19,899
	163,992	108,845	458,280	322,463

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Payroll and related charges	163,299	146,518	440,519	390,385
Profit participation sharing	40,087	18,164	120,602	79,101
Statutory benefits	21,884	21,570	62,463	58,986
Additional benefits	15,831	14,110	44,356	41,567
	241,101	200,362	667,940	570,039

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

b)      Management’s compensation

Compensation paid to the Company's management for services rendered in their corresponding fields of competence is as follows:

	Controlling Company and Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Short-term compensation	834	996	2,713	3,115
Long-term compensation	2,642	2,293	7,875	8,047
	3,476	3,289	10,588	11,162

c)      Subsidiaries, stockholders and entities under the common control

The main assets and liabilities balances as of September 30, 2011 and December 31, 2010 and revenues and expenses for the three and nine-month periods ended September 30, 2011 and 2010, resulting from the transactions among related parties are as follows:

	Controlling Company

	Assets

	Related parties		Programming receivable		Interest on equity		Total
Companies
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Subsidiaries

Net São Paulo Ltda. (*)	74,846	8,459	20,690	21,528	31,137	31,137	126,673	61,124
Net Rio Ltda.	11,136	9,863	10,112	11,365	28,584	28,584	49,832	49,812
Net Brasília Ltda.	87,131	79,751	2,659	2,700	4,927	4,927	94,717	87,378
Reyc Comércio e Participações Ltda. (*)	71,279	53,921	-	-	-	-	71,279	53,921
Other	172	324	92	56	347	347	611	727
	244,564	152,318	33,553	35,649	64,995	64,995	343,112	252,962
Entities under the common control
Globosat Programadora Ltda	10	39	-	-	-	-	10	39

Total	244,574	152,357	33,553	35,649	64,995	64,995	343,122	253,001

Current assets	17,487	9,540	33,553	35,649	64,995	64,995	116,035	110,184
Non-current assets	227,087	142,817	-	-	-	-	227,087	142,817

(*)The increase is due to the higher number of current account transactions with the subsidiary  in the period.

As of September 30, 2011, except for the prepaid rights for use disclosed below, there are no other assets in the Consolidated Company’s interim financial statements that should have been disclosed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

17
	Controlling Company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	30,766	22,071	30,766	22,071
Jacarei Cabo S/A
	-	-	-	-	-	-	1,615	-	1,615	-
Net Rio Ltda. (**)
	-	-	-	-	-	-	-	322,531	-	322,531
Other
	-	-	-	-	-	-	-	148	-	148

	-	-	-	-	-	-	32,381	344,750	32,381	344,750
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel
	39,799	38,859	-	-	-	-	41,152	42,666	80,951	81,525

	39,799	38,859	-	-	-	-	41,152	42,666	80,951	81,525

Entities under the common control

Net Brasil S.A.
	-	-	45,944	36,032	-	-	-	-	45,944	36,032
Banco Inbursa S.A.
	-	-	-	-	383,176	336,082	-	-	383,176	336,082
Other
	3,191	3,147	-	-	-	-	-	-	3,191	3,147

	3,191	3,147	45,944	36,032	383,176	336,082	-	-	432,311	375,261

Current assets	42,990	42,006	45,944	36,032	14,895	5,653	71,918	387,268	175,747	470,959
Non-current assets	-	-	-	-	368,281	330,429	1,615	148	369,896	330,577

	Consolidated
	Liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel	55,034	47,883	-	-	-	-	54,305	78,242	109,339	126,125
	55,034	47,883	-	-	-	-	54,305	78,242	109,339	126,125
Entities under the common control
Net Brasil S.A.	-	-	100,981	81,610	-	-	-	-	100,981	81,610
Banco Inbursa S.A.	-	-	-	-	383,176	336,082	-	-	383,176	336,082
Procisa do Brasil P.C.I.Ltda.	-	-	-	-	-	-	-	-	-	-
Other	3,809	3,891	-	-	-	-	-	-	3,809	3,891
	3,809	3,891	100,981	81,610	383,176	336,082	-	-	487,966	421,583

Total	58,843	51,774	100,981	81,610	383,176	336,082	54,305	78,242	597,305	547,708

Current liabilities	58,843	51,774	100,981	81,610	14,895	5,653	54,305	78,242	229,024	217,279
Non-current liabilities	-	-	-	-	368,281	330,429	-	-	368,281	330,429

 (**) In March 2011, the Company settled the purchase of subsidiaries Net Belo Horizonte, Brasilia and Net Campinas Ltda.  acquired from the Net Rio Ltda., as described in note 14.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

The continuity schedule of prepaid rights for use and deferred revenues with the Company’s shareholder, Embratel – Empresa Brasileira de Telecomunicação S.A. is as follows:

	Controlling Company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance at 12/31/2010	122,719	346,606	100,686	284,379	17,854	62,758	118,540	347,137
Additions (unaudited)	-	-	-	-	-	2,881	-	2,881
Write-offs (unaudited)	(92,214)	-	(75,659)	-	(15,024)	-	(90,683)	-
Transfers (unaudited)	90,788	(90,788)	74,490	(74,490)	15,753	(15,753)	90,243	(90,243)
Balance at 09/30/2011 (unaudited)	121,293	255,818	99,517	209,889	18,583	49,886	118,100	259,775

	Consolidated
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets

Balance at 12/31/2010	172,536	487,307	177,391	501,018	31,468	110,575	208,859	611,593
Additions (unaudited)	-	-	-	-	-	4,786	-	4,786
Write-offs (unaudited)	(129,649)	-	(133,296)	-	(27,161)	-	(160,457)	-
Transfers (unaudited)	127,643	(127,643)	131,234	(131,234)	28,369	(28,369)	159,603	(159,603)
Balance at 09/30/2011 (unaudited)	170,530	359,664	175,329	369,784	32,676	86,992	208,005	456,776

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Controlling Company

	Operating results / finance

	Three-month period ended September 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	37,897	26,559	1,809	121	-	-	-	-	-	-	-	-	39,706	26,680
Net Rio Ltda.	18,008	12,714	125	38	-	-	-	-	-	-	-	-	18,133	12,752
Net Belo Horizonte Ltda.	-	5,151	-	691	-	-	-	-	-	-	-	-	-	5,842
Net Brasília Ltda.	4,947	3,396	2,379	1,068	-	-	-	-	-	-	-	-	7,326	4,464
Net Paraná Comunicações Ltda.	-	3,108	-	(167)	-	-	-	-	-	-	-	-	-	2,941
Net Campinas Ltda.	-	2,853	-	10	-	-	-	-	-	-	-	-	-	2,863
Reyc Comércio e Participações Ltda.	-	-	2,106	1,714	-	-	-	-	-	-	-	-	2,106	1,714
Other	264	4,744	(144)	130	-	-	-	-	-	-	-	-	120	4,874

	61,116	58,525	6,275	3,605	-	-	-	-	-	-	-	-	67,391	62,130
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(778)	494	(101,403)	(60,284)	79,206	43,215	-	-	-	-	(22,975)	(16,575)
	-	-	(778)	494	(101,403)	(60,284)	79,206	43,215	-	-	-	-	(22,975)	(16,575)
Entities under the common control
Banco Inbursa S.A.	-	-	(68,358)	13,931	-	-	-	-	-	-	-	-	(68,358)	13,931
Net Brasil S.A.	-	-	-	-	-	-	-	-	(130,669)	(63,902)	(264)	(166)	(130,933)	(64,068)
Primesys Soluções Empresariais S.A.	-	-	-	-	(3,573)	(78)	-	-	-	-	-	-	(3,573)	(78)
Telmex do Brasil Ltda. (***)	-	-	-	-	(3,552)	-	-	-	-	-	-	-	(3,552)	-
Claro S.A	-	-	-	-	(1,575)	(82)	-	-	-	-	-	-	(1,575)	(82)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	(763)	(817)	(763)	(817)
Other	-	-	-	-	(119)	(11)	70	46	-		-	-	(49)	35

	-	-	(68,358)	13,931	(8,819)	(171)	70	46	(130,669)	(63,902)	(1,027)	(983)	(208,803)	(51,079)

	61,116	58,525	(62,861)	18,030	(110,222)	(60,455)	79,276	43,261	(130,669)	(63,902)	(1,027)	(983)	(164,387)	(5,524)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Controlling Company

	Operating results / finance

	Nine-month period ended September 30

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	113,751	86,126	11,928	(1,880)	-	-	-	-	-	-	-	-	125,679	84,246
Net Rio Ltda.	54,554	41,586	174	(680)	-	-	-	-	-	-	-	-	54,728	40,906
Net Belo Horizonte Ltda.	-	16,845	-	1,660	-	-	-	-	-	-	-	-	-	18,505
Net Brasília Ltda.	14,552	11,065	6,797	1,735	-	-	-	-	-	-	-	-	21,349	12,800
Net Paraná Comunicações Ltda.	-	10,382	-	(734)	-	-	-	-	-	-	-	-	-	9,648
Net Campinas Ltda.	-	9,343	-	66	-	-	-	-	-	-	-	-	-	9,409
Reyc Comércio e Participações Ltda.	-	-	6,043	6,386	-	-	-	-	-	-	-	-	6,043	6,386
Other	801	17,883	(369)	736	-	-	-	-	-	-	-	-	432	18,619

	183,658	193,230	24,573	7,289	-	-	-	-	-	-	-	-	208,231	200,519
Stockholders

Emp. Brasil, de Telecom. S.A. – Embratel	-	-	(1,581)	1,873	(302,884)	(143,885)	231,957	123,591	-	-	-	-	(72,508)	(18,421)
	-	-	(1,581)	1,873	(302,884)	(143,885)	231,957	123,591	-	-	-	-	(72,508)	(18,421)
Entities under the common control
Banco Inbursa S.A.	-	-	(61,727)	(14,809)	-	-	-	-	-	-	-	-	(61,727)	(14,809)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(360,717)	(176,400)	(762)	(469)	(361,479)	(176,869)
Primesys Soluções Empresariais S.A.	-	-	-	-	(9,683)	(109)	-	-	-	-	-	-	(9,683)	(109)
Telmex do Brasil Ltda. (***)	-	-	-	-	(27,471)	-	-	-	-	-	-	-	(27,471)	-
Claro S.A	-	-	-	-	(5,660)	(448)	-		-	-	-	-	(5,660)	(448)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	(2,176)	(2,380)	(2,176)	(2,380)
Other	-	-	-	-	(309)	(13)	258	46	-	-	-	-	(51)	33

	-	-	(61,727)	(14,809)	(43,123)	(570)	258	46	(360,717)	(176,400)	(2,938)	(2,849)	(468,247)	(194,582)

	183,658	193,230	(38,735)	(5,647)	(346,007)	(144,455)	232,215	123,637	(360,717)	(176,400)	(2,938)	(2,849)	(332,524)	(12,484)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

21.  Related parties – Continued

c)      Subsidiaries, stockholders and entities under the common control – Continued

	Consolidated
	Operating results / finance

	Three-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel

	144,340	113,957	(4,475)	(3,409)	(137,637)	(109,972)	-	-	-	-	2,228	576
	144,340	113,957	(4,475)	(3,409)	(137,637)	(109,972)	-	-	-	-	2,228	576
Entities under the common control

Net Brasil S.A.	-	-	-	-	-	-	(288,438)	(235,460)	(463)	(435)	(288,901)	(235,895)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,594)	(2,962)	(1,594)	(2,962)
Banco Inbursa S.A.	-	-	(68,358)	13,931	-	-	-	-	-	-	(68,358)	13,931
Telmex do Brasil Ltda. (***)	-	-	-	-	(9,490)	-	-	-	-	-	(9,490)	-
Claro S.A	-	-	-	-	(3,164)	(1,312)	-	-	-	-	(3,164)	(1,312)
Other	817	320	-	-	(5,862)	(787)	-	-	-	(311)	(5,045)	(778)
	817	320	(68,358)	13,931	(18,516)	(2,099)	(288,438)	(235,460)	(2,057)	(3,708)	(376,552)	(227,016)
	145,157	114,277	(72,833)	10,522	(156,153)	(112,071)	(288,438)	(235,460)	(2,057)	(3,708)	(374,324)	(226,440)

	Consolidated
	Operating results / finance

	Nine-month period ended September 30

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Stockholders
Emp. Brasil, de Telecom. S.A. – Embratel
	416,958	326,988	(11,877)	(8,744)	(382,456)	(264,757)	-	-	-	-	22,625	53,487
	416,958	326,988	(11,877)	(8,744)	(382,456)	(264,757)	-	-	-	-	22,625	53,487
Entities under the common control

Net Brasil S.A.	-	-	-	-	-	-	(799,476)	(663,190)	(1,333)	(1,265)	(800,809)	(664,455)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(4,518)	(8,863)	(4,518)	(8,863)
Banco Inbursa S.A.	-	-	(61,727)	(14,809)	-	-	-	-	-	-	(61,727)	(14,809)
Telmex do Brasil Ltda. (***)	-	-	-	-	(61,818)	-	-	-	-	-	(61,818)	-
Claro S.A	-	-	-	-	(10,126)	(3,857)	-	-	-	-	(10,126)	(3,857)
Other	1,817	1,515	-	-	(12,799)	(2,026)	-	-	(5)	(312)	(10,987)	(823)
	1,817	1,515	(61,727)	(14,809)	(84,743)	(5,883)	(799,476)	(663,190)	(5,856)	(10,440)	(949,985)	(692,807)
	418,775	328,503	(73,604)	(23,553)	(467,199)	(270,640)	(799,476)	(663,190)	(5,856)	(10,440)	(927,360)	(639,320)

 (***) As from January 1, 2011,  to July, 2011 part f the internet - link that is acquired from Embratel, was acquired from Telmex do Brasil Ltda.., a subsidiary of Embratel Participações S.A..

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 21 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

22.  Commitments and provisions

I)      Commitments

The Company has several agreements for rental of street lighting poles, underground ducts and offices renewed automatically each year maturing on different dates. These agreements may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months. These expenses amounted to R$89,246 during the nine-month period ended September 30, 2011 (R$71,996 during the nine-month period ended September 30, 2010). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$24,878 as of September 30, 2011 (R$11,865 as of December 31, 2010).

II)                Provisions

The Company and its subsidiaries are parties to lawsuits and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These claims involve tax notices, indemnification claims, requests for contract review and other proceedings, whose claimed or imposed amounts do not reflect the amount to be defined in the final decision. Management, based on information received from its legal advisors, on review of pending lawsuits and on prior experience, has recorded a provision at an amount that is believed to be sufficient to cover probable losses for lawsuits pending judgment, as follows:

	Controlling Company
	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2010	20,835	30,383	384,150	66	435,434
Additions (unaudited)	13,390	13,924	8,145	-	35,459
Inflation adjustments (unaudited)	641	1,565	22,343	4	24,553
Payments and reversals (unaudited)	(6,769)	(12,634)	(7,501)	(12)	(26,916)
Balances at September 30, 2011 (unaudited)	28,097	33,238	407,137	58	468,530

	Consolidated
	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764
Additions (unaudited)	21,912	28,270	12,462	-	62,644
Inflation adjustments (unaudited)	642	2,702	27,452	16	30,812
Payments and reversals (unaudited)	(10,617)	(25,082)	(8,955)	(591)	(45,245)
Balances at September 30, 2011 (unaudited)	45,123	51,461	506,262	129	602,975

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in the note 22 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

23.  Equity

Capital stock

At September 30, 2011, the Company’s share capital is comprised by 114,459,685 common shares and 228,503,916 preferred shares with no par value.

At September 30, 2011, the Company’s stockholders, Globo Comunicação e Participações S.A. and the Embratel Participações S.A. hold, directly and indirectly, 6.5% and 91.9% of the Company’s share capital, respectively.

The additional information relating to this note have not been significantly changed in relation to the disclosures made in the note 23 of the financial statements for the year ended December 31, 2010.

24.  Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling Company		Consolidated
	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010
Net Rio Ltda.	-	-	238,231	235,459
Net Serviços de Comunicação S.A.	46,724	56,284	46,724	56,284
Reyc Comércio e Participações Ltda.	-	-	11,621	10,987
Net São Paulo Ltda.	-	-	3,884	3,646
Net Brasília Ltda.	-	-	6,101	-
	46,724	56,284	306,561	306,376

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

25.  Earnings per share

The following table shows earnings per share (in thousands, except for earnings per share):

	Controlling Company and Consolidated
	Three-month period ended September 30,		Nine month period ended September 30,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)
Numerator
Net income for the period	R$ 23,577	R$71,800	R$ 255,016	R$174,150

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916	228,503,916
10% - referred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 0.06	R$0.20	R$ 0.70	R$0.48
10% - referred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.07	R$0.22	R$ 0.77	R$0.52

The additional  information relating to this note have not been significantly changed in relation to the disclosures made in the note 25 of the financial statements for the year ended December 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee supports the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments - Continued

b)      Fair value

Fair values of debt were calculated considering the estimated cost to settle the obligations as of September 30, 2011, which includes contractual penalties for early settlement.

Fair values and carrying amounts of debt are shown below:

	Controlling Company
	09/30/2011 (unaudited)		'	12/31/2010
	Carrying amount	Fair value		Carrying amount	Fair Value
Debentures - 6th issue	604,503	607,360		584,001	575,266
Perpetual Notes	-	-		252,425	255,237
Global Notes 2020	653,797	741,934		598,973	665,396
Banco Inbursa S,A,	383,176	389,960		336,082	345,577
Finame	146,600	146,600		126,725	126,725
	1,788,076	1,885,854		1,898,206	1,968,201

	Consolidated
	09/30/2011 (unaudited)		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures – 6th issue	604,503	607,360	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	653,797	741,934	598,973	665,396
Banco Inbursa S,A,	383,176	389,960	336,082	345,577
Banco Itaú BBA	123,067	123,769	147,679	148,675
Finame	348,416	348,416	259,091	259,091
	2,112,959	2,211,439	2,178,251	2,249,242

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

Foreign exchange rate risk – Continued

The Company’s foreign currency exposure on September 30, 2011 (unaudited), is shown below:

	Controlling Company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	24,015	24,015
Suppliers of equipment and others	3,235	30,232
Programming suppliers	752	752
	28,002	54,999
Non-current:
Loans payable, net of costs of debts	1,012,958	1,012,958

Exposure liability	1,040,960	1,067,957

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Votorantin, Bank of America, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the three and nine-month periods ended September 30, 2011, the Company held a derivative instrument (foreign exchange) position of R$235,509, relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

Foreign exchange rate risk – Continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current period)
Description	09/30/2011 (unaudited)	12/31/2010	09/30/2011 (unaudited)	12/31/2010	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	235,509	528,185	229,371	519,500	-	-
Liability position
Ratios (Dollar vs, CDI)	167,855	291,585	177,813	321,043	-	14,690
Rates (PRE) (NDF)	67,654	236,600	67,910	249,314	-	1,662
	-	-	(16,352)	(50,857)	-	16,352

The net liability payable of R$16,352 (unaudited) is recognized in the "unrealized losses on derivatives" account in the balance sheet. During the three and nine-month periods ended September 30, 2011 (unaudited), the Company recognized a gain of

R$27,086 and a loss of R$15,733, respectively (losses of R$37,745 and R$42,674 during the three and nine-month periods ended September 30, 2010 respectively- unaudited).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c) Risks impacting the Company’s business – Continued

         Foreign exchange rate risk – Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with derivative financial instruments outstanding as of September 30, 2011 (unaudited):

Scenario - currency appreciation (R$/US$) and higher interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	AmountUS$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	19	91,800	From 10/14/2011 to 07/25/2013	1.8291	11.88%	1.3718	14.85%	57,145	0.9146	17.82%	99,116
NDF	10	37,000	From 10/03/2011 to 12/01/2011	1.8291	11.88%	1.3718	14.85%	17,197	0.9146	17.82%	34,113

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and lower CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	19	91,800	From 10/14/2011 to 25/07/2013	1.8291	11.88%	2.2864	8.91%	26,814	2.7437	5.94%	68,794
NDF	10	37,000	From 10/03/2011 to 12/01/2011	1.8291	11.88%	2.2864	8.91%	11,593	2.7437	5.94%	28,513

(a)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI  by  25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c)      Risks impacting the Company’s business – Continued

Interest rate risk

The Company and it subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of September 30, 2011 is as follows (unaudited):

	Controlling Company	Consolidated
Debentures – 6th issuance	604,503	604,503
Finame	146,600	348,416
Banco Itaú BBA	-	123,067
Liability exposure	751,103	1,075,986

(-) Financial investments denominated in reais	286,546	673,820
Net exposure	(464,557)	(402,166)

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company. Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda. performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk  is concentrated in the subscriber’s accounts receivable and it is reduced by the large  number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments - Continued

c)      Risks impacting the business of the Company – Continued

Debt acceleration risk

The Company’s debt contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of September 30, 2011 (unaudited).

Amounts presented below include principal and interest payments calculated using the dollar exchange rate at September 30, 2011 (R$1.8544/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). Debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian Reais and are subject to interest based on the interbank deposit certificate index(CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo stock exchange). The Finame loan was estimated based on long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

26.  Financial instruments – Continued

c)      Risks impacting the Company’s business – Continued

Liquidity risk – Continued

	Controlling Company
Maturity (unaudited)	Finame (unaudited)	Global Notes 2020 (unaudited)	Banco Inbursa (unaudited)	Debentures (unaudited)	Total (unaudited)

2011	11,373	-	17,172	37,157	65,702
2012	50,088	55,623	34,343	205,918	345,972
2013	39,761	55,623	34,343	188,039	317,766
2014	21,531	55,623	34,343	171,474	282,971
2015	18,703	55,623	34,343	153,977	262,646
2016	17,042	55,623	34,343	-	107,008
2017-2020	6,038	843,720	439,567	-	1,289,325
Total	164,536	1,121,835	628,454	756,565	2,671,390

	Consolidated
Maturity (unaudited)	Finame (unaudited)	Global Notes 2020 (unaudited)	Banco Inbursa (unaudited)	Banco Itaú BBA (unaudited)	Debentures (unaudited)	Total (unaudited)

2011	26,029	-	17,172	8,093	37,157	88,451
2012	110,134	55,623	34,343	15,001	205,918	421,019
2013	87,972	55,623	34,343	14,892	188,039	380,869
2014	55,978	55,623	34,343	55,823	171,474	373,241
2015	49,100	55,623	34,343	48,458	153,977	341,501
2016	44,913	55,623	34,343	40,405	-	175,284
2017-2020	18,052	843,720	439,567	-	-	1,301,339
Total	392,178	1,121,835	628,454	182,672	756,565	3,081,704

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa) include withholding taxes, is in accordance with the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

27.   Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

•  Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are    observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at September 30, 2011 (unaudited)	(16,352)		(16,352)	-
December 31, 2010	(50,857)	-	(50,857)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the three and nine-month periods ended September 30, 2011, there were no transfers between levels 1 and 2 in relation to fair value measurement or transfers to level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

September 30, 2011

(In thousands of reais)

28. Insurance

The Company has a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of a review of the interim financial statements, therefore were not reviewed by our independent auditors.

In August 2011, the Company renewed their policies and the total coverage by naturesare as follows:

Nature

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	64,000
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	27,816

29. Subsequent event

As disclosed in the relevant fact issued on October 20, 2011, in accordance with law no. 12485, the current controlling shareholder GB Empreendimentos e Participações S.A. ("GB"), Globo Comunicação e Participações S.A. ("Globo"), Embratel Participações S.A (“Embrapar”) and Empresa Brasileira de Telecomunicações S.A. - EMBRATEL began negotiations on the exercise by Embrapar of purchase option of the Company’s shares owned by Globo, which has already been notified to ANATEL.

After completion of the above transaction, Embrapar and its subsidiary Embratel shall be the direct controlling shareholders of GB and the Company’s indirect controlling shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.